EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”), dated as of December 1, 2021, is made and entered into by and between LIND CAPITAL PARTNERS MUNICIPAL CREDIT INCOME FUND, a Delaware statutory trust (the “Fund”), and LIND CAPITAL PARTNERS, LLC, an Illinois limited liability corporation (the “Adviser”).

Whereas, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

Whereas, the Fund may invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (“ETFs”), such underlying investments collectively referred to herein as “Acquired Funds”;

Now, Therefore, the Fund and the Adviser agree as follows:

1.         The Adviser agrees, subject to Section 2 below, to reduce the fees payable to it under the Advisory Agreement (but not below zero) or reimburse other expenses of the Fund, through the termination date listed in Schedule A, to the extent necessary to limit the total operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), to the amount of the “Maximum Operating Expense Limit” applicable to the Fund as set forth on the attached Schedule A.

2.         The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through waiver or reimbursement pursuant to Section 1 above) that would have been payable by such Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business) do not exceed for each respective class of shares (x) the “Maximum Operating Expense Limit” then in effect and (y) the “Maximum Operating Expense Limit” in effect at the time of the waiver or reimbursement.

3.         Recoupment. Deferred Fees are subject to repayment by the Fund for 36 months after the end of the fiscal month in which the Deferred Fees were incurred by the Fund.

4.         Term. This Agreement with respect to the Fund shall continue in effect until the applicable termination date listed in Schedule A and annually thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Fund who (i) are not “interested persons” of the Fund or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Independent Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon 60 days’ written notice before the end of the then-current term; provided that, in the case of termination by the Fund, such action shall be authorized by resolution of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Fund. Any termination pursuant to this Section 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. The Agreement will terminate automatically as to the Fund, if the New Advisory Agreement with respect to the Fund is terminated. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that (i) it remains liable for all fee waivers and expense reimbursement obligations pursuant to Section 1 hereof that accrued before the termination of this Agreement and (ii) the obligations under Section 2 hereof shall cease and terminate as to the Fund if the entire Agreement is terminated.

5.          Miscellaneous.

a.       The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.       This Agreement may be modified only at the request of either party and with the approval of the Board of Trustees (the “Board”).

c.       Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of its responsibility for and control of the conduct of the affairs of the Fund.

d.       Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

e.       Notice is hereby given that this Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

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In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Lind Capital Partners Municipal Credit Income Fund		Lind Capital Partners, LLC

By:	/s/ Jon R. Lind, Jr.	By:	/s/ Jon R. Lind, Jr.

Name:	Jon R. Lind, Jr.	Name:	Jon R. Lind, Jr.

Title:	President	Title:	Principal

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SCHEDULE A

to

EXPENSE LIMITATION AGREEMENT

DATED DECEMBER 1, 2021

Between

LIND CAPITAL PARTNERS MUNICIPAL CREDIT INCOME FUND

And

LIND CAPITAL PARTNERS, LLC

Fund Name	Maximum Operating Expense Limit*	Termination Date
Lind Capital Partners Municipal Credit Income Fund	1.25%	January 31, 2024

*	Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses such as litigation and merger or reorganization costs and other extraordinary expenses not incurred in the ordinary course of such Fund’s business.

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